Mail Stop 3561

October 20, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Paul W. Mobley, Chief Executive Officer
Noble Roman's, Inc.
One Virginia Avenue, Suite 800
Indianapolis, Indiana 46204

> **Re: Noble Roman's, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 000-11104**

Dear Mr. Mobley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief